SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

LIMITED BRANDS, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value
(Title of Class of Securities)

532716107
(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43216
Telephone (614) 415-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date Filed:	N/A

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

        This Tender Offer Statement on Schedule TO relates to pre-commencement communications, in connection with the planned tender offer by Limited Brands, Inc., a Delaware corporation (“Limited Brands” or the “Company”) to purchase up to 44,444,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $19.75 and $22.50 per Share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

(a)(5)(i)	Press Release, dated February 26, 2004, incorporated by reference to Exhibit 99.1 to the
Company’s Form 8-K filed February 26, 2004.

(a)(5)(ii)	Limited Brands Stock Tender Offer – Questions and Answers.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a) (5) (i)	Press Release, dated February 26, 2004, incorporated by reference to Exhibit 99.1 to the
Company’s Form 8-K filed February 26, 2004.
(a) (5) (ii)	Limited Brands Stock Tender Offer – Questions and Answers.